Mail Stop 0510

      June 7, 2005

Via U.S. mail and facsimile

Mr. David L. Hatcher
President and Chief Executive Officer, KMG Chemicals, Inc.
10611 Harwin Drive, Suite 402
Houston, TX  77036

	RE:	Form 10-K for the fiscal year ended July 31, 2004
			File No. 0-29278

Dear Mr. Hatcher:

		We have reviewed your letter dated May 6, 2005 in response to our prior comment letter and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2004

Note 1. Summary of Significant Accounting Policies

Segment Reporting, page 31

1. We note your response to prior comment 10. We remind you that paragraph 17 of SFAS 131 also requires that operating segments have similar economic characteristics in order to qualify for aggregation.
Please tell us how you determined you met this criterion. Please also provide us with the sales, gross profit, and operating profit amounts, along with any other information you believe would be useful, for your three operating segments for each of the quarters in the three years ended July 31, 2004, as well as the quarters ended October 31, 2004 and January 31, 2005.

Note 2. Acquisitions, page 32

2. We note your response to prior comment 11. Given that you recorded goodwill, it appears that you accounted for this acquisition using SFAS 141, which only applies when net assets that constitute a business are acquired or equity interests of an entity over which you obtain control are acquired. It is not clear how you determined this acquisition was a business in determining that SFAS 141 was the applicable accounting literature, but not a business when determining whether financial statements were required pursuant to Rule 3-05 of
Regulation S-X.  Please advise.

3. We note your response to prior comment 12. For each acquisition accounted for as a business combination pursuant to SFAS 141, including the WPP acquisition, please provide us with a detailed explanation of how you determined each acquisition qualified as a business in accordance with EITF 98-3. Please demonstrate how the acquired assets alone represent a self-sustaining set of activities and assets that contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.
In
your explanation, please go through each step of the three-step process outlined in paragraph 6 of EITF 98-3, which should include a detailed explanation of each of the elements included in the assets acquired as well as each of the elements missing from the assets acquired.

Note 7.  Intangible and Other Assets, page 36

4. We note your response to prior comment 13. Please tell us more about the product registrations which are not subject to amortization. Specifically address the following:
* Tell us whether these product registrations expire after a certain period. If so, for each of these product registrations, tell us the period after which they expire, the term of the renewal periods, and the costs of renewal; and
* Help us understand why you were only using a 15 year amortization period prior to the adoption of SFAS 142. Tell us the specific facts and circumstances that changed upon the adoption of SFAS 142 that led you to determine it was appropriate to go from a 15 year estimated useful life to an indefinite useful life.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734,
or Nudrat Salik, Review Accountant, at (202) 551-3692, or in their absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

??

??

??

??

Mr. David L Hatcher
June 7, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE